FORM 11-K

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549




(Mark One)

/ X / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934


                   For the fiscal year ended March 31, 1998


                                     OR


/   / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934


                       Commission file number 33-98288


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              Piercing Pagoda, Inc. Employee Stock Purchase Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices:


                            Piercing Pagoda, Inc.
                              3910 Adler Place
                             Bethlehem, PA 18017

Independent Auditors' Report



To the Compensation Committee of the
Board of Directors of Piercing Pagoda, Inc.

We have audited the accompanying statements of financial condition of the Piercing Pagoda, Inc. Employee Stock Purchase Plan (the "Plan") as of March 31, 1998 and 1997, and the related statements of income and changes in plan equity for the years ended March 31, 1998 and 1997 and the period from November 1, 1995 (inception) to March 31, 1996. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of March 31, 1998 and 1997, and the income and changes in plan equity for the years ended March 31, 1998 and 1997 and the period from November 1, 1995
(inception) to March 31, 1996, in conformity with generally accepted accounting principles.




Allentown, Pennsylvania                               KPMG Peat Marwick LLP
June 8, 1998

                            PIERCING PAGODA, INC.
                        EMPLOYEE STOCK PURCHASE PLAN

                      Statements of Financial Condition

                           March 31, 1998 and 1997



                                                          1998    1997

Assets
  Investment in Piercing Pagoda, Inc. common stock
    (16,826 and 9,412 shares, cost of $305,029 and
    $138,127, at March 31, 1998 and
    1997, respectively)                               $ 525,813  237,653

  Participant contributions receivable from Piercing
    Pagoda, Inc.                                         56,974   40,274

Total assets                                          $ 582,787  277,927
                                                        =======  =======

Equity
  Plan equity                                         $ 582,787  277,927
                                                        =======  =======


See accompanying notes to financial statements.

                            PIERCING PAGODA, INC.
                        EMPLOYEE STOCK PURCHASE PLAN

               Statements of Income and Changes in Plan Equity

             Years ended March 31, 1998 and 1997 and Period from November 1,
                1995 (inception) to March 31, 1996



                                               1998       1997     1996
                                               ----       ----     ----

Income:
  Participant contributions              $ 216,363    $ 141,358   41,438
  Unrealized appreciation on common
  stock                                    121,258       94,145    5,381
  Realized gains on distributions           20,724        3,320        -
                                          --------     ---------  ------


                                           358,345      238,823   46,819

Withdrawals:
  Distributions to Plan participants,
  at market value                          (53,485)      (7,715)       -
                                          --------    ----------  ------

Increase in plan equity                    304,860      231,108   46,819

Plan equity at beginning of period         277,927       46,819        -
                                          --------     ---------  ------

Plan equity at end of period             $ 582,787    $ 277,927   46,819
                                           =======      =======   ======



See accompanying notes to financial statements.

                            PIERCING PAGODA, INC.
                        EMPLOYEE STOCK PURCHASE PLAN

                        Notes to Financial Statements

                        March 31, 1998, 1997 and 1996


 (1)  Description of the Plan

      The following description of the Piercing Pagoda, Inc. Employee Stock Purchase Plan (the "Plan") provides general information only. Participants should refer to the Plan prospectus for more complete information.

      The purpose of the Plan is to encourage and assist employees of Piercing Pagoda, Inc. (the "Company") and its subsidiary, by giving them the opportunity to acquire an equity interest in the Company through the purchase of shares of the Company's common stock at a discount. A maximum of 96,000 shares of common stock may be purchased under the Plan. The Plan was adopted by the Board of Directors in October 1995 and was approved by the stockholders of the Company in September 1996. The Plan began operations on November 1, 1995.

 (2)  Summary of Significant Accounting Policies

      Investment Valuation

      Investments are stated at market value based upon available market quotations. Market value was $31.25 and $25.25 per share at March 31, 1998 and 1997, respectively. The cost values of investments under the Plan are calculated using an average cost methodology.

      Fiscal Year

      The Plan's fiscal year ends March 31st.

      Administrative Expenses

      All administrative expenses of the Plan are paid for by the Company.

      Federal Income Tax

      The Plan is intended to qualify as an "employee stock purchase plan" under Sections 421 and 423 of the Internal Revenue Code of 1986. Under existing federal income tax laws, the Plan is not subject to federal income tax. When any shares of stock are sold by a participant, any gain or loss must be recognized by that participant.

                            PIERCING PAGODA, INC.
                        EMPLOYEE STOCK PURCHASE PLAN

                   Notes to Financial Statements, Continued

                        March 31, 1998, 1997 and 1996


 (3)  Purchase and Distribution of Shares

      Purchases are made by the Plan quarterly with the shares purchased deposited into a brokerage firm account maintained for the Plan. The common stock is purchased at a price equal to the lower of 85% of the closing market price on the Nasdaq market on the first or last day of the purchase period.

      In the event of the termination of a participant's employment for any reason, including retirement or death, all shares of common stock then held for his or her benefit shall be registered in such individual's name. Any amounts credited to such individual prior to the purchase of common stock shall be refunded, without interest, to such individual. Additionally, participants may elect, in accordance with Plan provisions, to have common stock registered in the participant's name or have the Plan sell shares credited to their account and receive cash.

 (4)  Participant Contributions Receivable

      Participant contributions receivable from the Company represents payroll deductions for the most recent purchase period for which a stock purchase has not yet been made and deductions which are less than the cost of one share of common stock that will be carried forward for use in purchasing shares on the next quarterly purchase date.

 (5)  Unrealized Appreciation

      Changes in unrealized appreciation in common stock of the Plan are as follows:

                                                  1998        1997     1996
                                                  ----        ----     ----
      Unrealized appreciation:
         Beginning of period                 $  99,526    $  5,381         -
         End of period                         229,784      99,526     5,381
                                               -------      ------     -----

         Change in unrealized appreciation  $  121,258    $ 94,145   $ 5,381
                                               =======      ======    ======

                            PIERCING PAGODA, INC.
                        EMPLOYEE STOCK PURCHASE PLAN

                   Notes to Financial Statements, Continued

                        March 31, 1998, 1997 and 1996


 (6)  Realized Gains on Distributions

      The realized gains on distributions of common stock as a result of participant withdrawals is as follows:

                                                  1998        1997     1996
                                                  ----        ----     ----
      Value of shares distributed:
         Market value                        $  53,485    $  7,643         -
         Cost basis                             32,761       4,323         -
                                                ------       -----    ------

      Realized gains on distributions
         to participants                      $ 20,724     $ 3,320         -
                                                ======       =====    ======

                            PIERCING PAGODA, INC.
                        EMPLOYEE STOCK PURCHASE PLAN

                              Index to Exhibit




Exhibit No.                                    Description        Page

   1                      Consent of KPMG Peat Marwick LLP,       10
                          Independent Certified Public Accountants

                                 SIGNATURES

                                 ------------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   Piercing Pagoda, Inc. Employee Stock
                                        Purchase Plan

                                   BY:  Compensation Committee of Piercing
                                        Pagoda, Inc. Board of Director
                                        as Plan Administrator


                                   /s/  Alan R. Hoefer
                                   Alan R. Hoefer


                                   /s/  Mark A. Randol
                                   Mark A. Randol



Dated: June 22, 1998